Exhibit 99.1

Raytech Holding Limited Announces Strategic Expansion into Personal Health Care Electronics Services; Strengthens Leadership by Appointing Mr. Haoyuan Liu as Chairman and Executive Director

HONG KONG, April 20, 2026 /GLOBE NEWSWIRE/ Raytech Holding Limited (NASDAQ: RAY) (“RAY” or the “Company”) today announced a strategic expansion of its business focus toward providing services in relation to personal health care electronics, including product design, development, and consultations, a business development path that has been actively planned and implemented since the third quarter of its financial year ended March 31, 2026 (“FYE2026”).

To lead this strategic growth, the Company also announced the appointment of Mr. Haoyuan Liu as its new Chairman of the Board of Director and Executive Director, strengthening its leadership team, effective as of April 15, 2026. As disclosed in the Company’s interim report on Form 6-K, the Company maintained cash and cash equivalents of HK$121.5 million (US$15.6 million) as of September 30, 2025, providing financial capacity to execute this strategic direction.

Strategic Expansion into Personal Health Care Electronics Services

The Company is executing a deliberate strategic expansion into a services-oriented business line in personal health care electronics. This growth plan is being led by Raytech Innovation Limited, a wholly-owned subsidiary of the Company, which will focus on product design, development, and consultations in relation to personal health care electronics, leveraging the Company and its subsidiaries’ (the “Group”) established expertise in personal care electrical appliances, leveraging the Group’s established expertise in personal care electrical appliances built through its legacy trading arm. That is, Pure Beauty Manufacturing Company Limited, which will continue to operate in an ordinary-course capacity.

Worry Free Group (Hong Kong) Limited, a marketing solutions company that was 100% acquired by Raytech Innovation Limited on December 29, 2025 (as previously disclosed), will continue to operate independently as the Group’s marketing solutions subsidiary, sharing relevant experience and best practices to support the growth of Raytech Innovation Limited.

Market Opportunity

The Company believes the personal health care electronics market presents a compelling long-term growth opportunity driven by rising consumer demand for wellness technology. According to Mordor Intelligence, the Asia Pacific wearable medical devices market, a core segment of personal health care electronics, reached approximately US$12.55 billion in 2025 and is projected to grow to US$26.83 billion by 2030, representing a compound annual growth rate (CAGR) of 16.42%1. RAY is positioning itself to capture a meaningful share of this high-growth market by providing design, development, and consultation services to this sector through Raytech Innovation Limited.

Strengthening the Board and Leadership Team

Mr. Liu most recently served as Chief Operating Officer of GoFintech Innovation Limited (HKEX: 0290.HK), a financial technology investment platform, and brings extensive experience in fintech operations, capital markets, and regulatory compliance across Hong Kong, Singapore, and the United States — a multidisciplinary background highly suited to guiding the Company through its next phase of growth. Full biographical details will be set out in a separate announcement to be issued today.

1 Source: Mordor Intelligence. Market data is based on third-party research and is included for illustrative purposes only. There can be no assurance that the market will grow as projected or that the Company will achieve any particular share of this market.

Mr. Ching Tim Hoi continues in his key role as Executive Director. The Board is confident that the combined expertise of Mr. Liu and Mr. Ching creates a powerful leadership dynamic. Mr. Ching’s deep institutional knowledge and operational leadership remain central to the Company’s strategy, ensuring a seamless and effective execution of our growth plans.

Management Commentary

Mr. Haoyuan Liu, Chairman and Executive Director of the Company, commented: “It is a great honour to join Raytech Holding Limited as Chairman and Executive Director at such an exciting inflection point for the Company. My vision is to build Raytech Innovation Limited into a recognised provider of design, development, and consultation services for personal health care electronics — a sector where I believe Asia Pacific will lead global growth over the next decade. Raytech Innovation Limited will be the engine of this master plan, and I am committed to ensuring our services create genuine, differentiated value for our clients and partners in this high-growth segment. I am equally committed to nurturing the complementary strengths of Worry Free Group and the established foundation of Pure Beauty, so that together we build a more resilient, more focused, and more valuable Group for our shareholders.”

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including but not limited to risks related to the execution of the Company’s business strategy, market acceptance of new product/services offerings, the ability to attract and retain key personnel, regulatory developments in Hong Kong and other relevant jurisdictions, and general market and economic conditions. The Company undertakes no obligation to update or revise these forward-looking statements, except as required by applicable law. For a full discussion of risk factors, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

About Raytech Holding Limited

Raytech Holding Limited (NASDAQ: RAY) is a Hong Kong-based holding company with over 10 years of industry experience. The Group operates its established personal care electrical appliances trading business through its subsidiary, Pure Beauty Manufacturing Company Limited. Leveraging its industry expertise, the Company is expanding its focus to include design, development, and consultation services for the personal health care electronics sector, led by its subsidiary Raytech Innovation Limited. Marketing solutions are provided independently by its subsidiary Worry Free Group (Hong Kong) Limited. A Form 6-K in connection with this announcement has been or will be furnished to the SEC.

Investor Relations Contact

International Elite Capital

Annabelle Zhang
Tel: +1 (646) 866-7928
Email: annabelle@iecapitalusa.com